 November 13, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Beverly Singleton

Jean Yu

Jenny O’Shanick

Asia Timmons-Pierce

Re:	Chavant Capital Acquisition Corp.

Amendment No. 2 to
Registration Statement on Form S-4
Filed on November 3, 2023
File No. 333-271197

Ladies and Gentlemen:

On behalf of our client, Chavant Capital Acquisition Corp., a Cayman Islands company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated to the Company in the Staff’s letter, dated November 9, 2023. In connection with such responses, the Company will submit, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 of the Company (File No. 333-271197) (the “Registration Statement”). The Registration Statement, as amended by the first amendment to the Registration Statement, filed on August 11, 2023 (“Amendment No. 1”), the second amendment to the Registration Statement, filed on November 3, 2023 (“Amendment No. 2”), and Amendment No. 3, is referred to as the “Amended Registration Statement.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers About the Special Meeting and the Related Proposals

How much dilution may non-redeeming Chavant shareholders experience in connection with the Transaction..., page 21

1.	Refer to the tables on pages 22 and 23 and related footnotes. In footnote (6b), please clarify that the implied total equity value of New Mobix Labs is $280.5 million, or approximately $289.2 million. Your current disclosure states $270.9 million and $279.6 million, respectively. In footnote (19), please clarify that the total additional shares in the No Redemption scenario is 23,525,875 shares and the total in the Maximum Redemption scenario is 23,502,508 shares, as shown in the table on page 23. Your current disclosure states 23,198,066 shares and 23,174,699 shares, respectively.

Response: The Company has revised footnote (6b) on page 23 to conform the implied total equity value amounts to the amounts in the corresponding line item in the table on page 22. The Company has also revised footnote (19) on page 25 to conform the total additional dilution share numbers to the numbers in the corresponding line item in the table on page 23.

Risk Factors

Nasdaq may delist our securities from trading on its exchange..., page 105

2.	We note that you removed disclosure relating to how your redemptions in connection with the Third Extension and removal of the Redemption Limitation from your governing documents may make it more difficult to regain compliance with the MVLS Rule and the other Nasdaq listing rules. Please revise to discuss these risks.

Response: The Company has revised the disclosure on page 105 of the Amended Registration Statement to state that, in light of redemptions in connection with the Company’s Third Extension and removal of the Redemption Limitation from its Amended and Restated Memorandum and Articles of Association, it may be more difficult to regain compliance with the Rules and the other Nasdaq listing rules.

Unaudited Pro Forma Condensed Combined Financial Information

The Transaction, page 118

3.	Refer to the bullet point for Assuming Maximum Redemption at the bottom of page 120. The first sentence appears to be an incomplete sentence and has been truncated from previous disclosure as additional sentences have been omitted from this amendment that were previously included in the prior amendment. Further, it appears footnotes 3 and 4 should be numbered as 1 and 2, respectively. Please revise or advise.

Response: The Company has revised the bullet point for Assuming Maximum Redemption, including related footnotes, at the bottom of page 120 to include the language that was inadvertently omitted from Amendment No. 2 and to fix the numbering of footnotes.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Mobix Labs

Recent Developments, page 257

4.	We note disclosure that in August 2023, Mobix Labs entered into two non-binding term sheets to acquire entities which operate in a strategically aligned industry. The term sheet with one company will expire on December 4, 2023, but is subject to an automatic 15 day extension and the term sheet with the second company expired on August 31, 2023, however, the parties are in negotiation to extend the expiration date. Tell us the consideration given to providing the financial information required by Rule 8-04 and Rule 8-05 of Regulation S-X for each entity, to the extent they are considered to be probable or pending business acquisitions. Also, provide disclosure in the introductory section to the Unaudited Pro Forma Financial Statements of this recent development and the expected material effect, if any, the acquisitions would have on the pro forma financial statements.

Response: The Company respectfully advises the Staff that the transactions contemplated by the two non-binding term sheets are not probable, as Mobix Labs has advised the Company that it is in the early stages of conducting initial diligence on both companies and has not negotiated any terms for consideration of the acquisition of either company. The Company has revised the introductory section to the Unaudited Pro Forma Financial Statements on page 118 to provide disclosure that the pro forma financial statements do not take into account the two non-binding term sheets.

Part II

Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1 - Form of Opinion of Simpson Thacher & Bartlett LLP as to the validity of the securities registered, page II-2

5.	We note that your cover page and Exhibit 5.1 state that you are registering 23,960,315 shares of Class A Common Stock. However, this appears inconsistent with Exhibit 107, which provides that 27,005,275 shares of Class A Common Stock are being registered and this number includes the shares underlying your Public Warrants. Please revise to address this apparent inconsistency.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement to state that the Company is registering 27,005,275 shares of Class A Common Stock. In addition, Exhibit 5.1 has been revised to state that it relates to the registration of 27,005,275 shares of Class A Common Stock, and it has been further revised to include an opinion, subject to the qualifications, assumptions and limitations stated herein, on the validity of the applicable shares of Class A Common Stock underlying the Public Warrants.

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact John C. Ericson, Esq. at (212) 455-3520.

Very truly yours,

Simpson Thacher & Bartlett LLP

By:	/s/ John C. Ericson

John C. Ericson, Esq.

cc:	Jiong Ma, Chief Executive Officer